September 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Re:

MSS Series Trust – CCA Aggressive Return Fund – Registration Statement on Form N-14

File No.: 333-135714

Acquiring CIK: 0001368578

Target CIK: 0001557802

Accession Number:  0001162044-17-000853

Dear Ms. Browning:

Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, CCA Aggressive Return Fund (the "Fund") hereby requests the withdrawal of the registration statement on Form N-14 filed with the Securities Exchange Commission on September 20, 2017.  No securities have been sold pursuant to it nor will any securities of the Fund be sold until a new registration statement is filed and declared effective.

The Fund further requests that:

1. The Commission find that the withdrawal of the Fund's registration statement on Form N-14 is consistent with the public interest and the protection of investors; and

2. The Commission consent to the withdrawal of Form N-14 and issue an order granting such withdrawal.

In accordance with Rule 478(c) under the 1933 Act, this request is made by the undersigned as the President of the Trust, for and on behalf of the Fund.

If you have any questions regarding this application for withdrawal, please call Brandon Pokersnik, Secretary for the Trust, at (440) 922-0066 Ext. 109.

Very truly yours,

MSS SERIES TRUST

By: __/s/ Gregory B. Getts_____

President